UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds
1 Southeastern Summary Business Owners Through public markets, own a limited number of companies with durable competitive strengths Long-Term Investors Use short-term price fluctuations to acquire businesses with a margin of safety for principal protection and superior long-term absolute returns Disciplined Analysts Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low "price-to-value" or "P/V") An Experienced, Global Team Guided by over three decades of consistent leadership, 11 analysts on three continents collaborate on all investment decisions Partners with Our Clients Southeastern's employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception Southeastern operates as a research-driven investment firm. We are:
Mandate Assets % Firm AUM Separate Accounts Longleaf Funds US large cap $16.1 B 51% $8.1 B $8.0 B Global $10.3 B 33% $10.1 B $0.2 B US small cap (closed) $3.0 B 10% NA $3.0 B Non-US $2.1 B 6% $0.5 B $1.6 B Total $31.5 B 100% $18.7 B $12.8 B % Firm AUM 100% 100% 59% 41% 2 Firm Overview Year Founded 1975 Locations Memphis, TN (Headquarters) ^ London ^ Singapore ^ Tokyo Employees 63 total Ownership Independent ^ 100% employee owned ^ 18 principals Assets Under Management at 12/31/11 Total AUM = $31.5 billion Our tenure, global presence, focus, and ownership structure differentiate Southeastern.
Relationships by Tenure Total Separate Account Relationships = 151 Our Clients 3 Years Data as of 12/31/11 See tab for client list One of Southeastern's key advantages is our long-term relationships with like-minded, diverse clients from around the world. Types of Clients Total Assets Under Management = $31.5 billion Geographic Distribution Total Separate Accounts = $18.7 billion Number of Relationships 3
Research Research Research Research Experience Tenure Location Mason Hawkins, CFA (CEO) 40 37 Memphis Staley Cates, CFA (CIO) 27 26 Memphis Jim Thompson, CFA 24 14 Memphis Ken Siazon 18 6 Singapore Scott Cobb 17 6 London Lowry Howell, CFA 17 6 Memphis Jason Dunn, CFA 15 15 Memphis Josh Shores, CFA 10 5 London Ross Glotzbach, CFA 9 8 Memphis Manish Sharma, CFA 5 3 Singapore Brandon Arrindell 4 3 Memphis Global Investment Team 4 Client Portfolio Management Client Portfolio Management Client Portfolio Management Client Portfolio Management Experience Tenure Location Fraser Marcus 36 3 Memphis/London Lee Harper 19 19 Memphis Peter Montgomery 15 2 Memphis Gary Wilson, CFA 14 10 Memphis Gwin Myerberg 8 4 London John Owen 6 2 Memphis Trading Trading Trading Trading Experience Tenure Location Deborah Craddock, CFA 26 25 Memphis Jeff Engelberg, CFA 13 5 Memphis Michael Johnson 13 2 Singapore Doug Schrank 12 3 Memphis Ken Anthony 7 7 Memphis 4 Risk Management Risk Management Risk Management Risk Management Experience Tenure Location Jim Barton, CFA 21 14 Memphis The team's consistent leadership and collective experience give us deep cumulative knowledge and a wide network of research contacts. See tab for biographies
5 Long-term investment horizon provides opportunity for "time horizon arbitrage". In-depth, conservative business appraisals underpin all decisions. Stock price volatility offers opportunity. Margin of safety determines entry and exit limits based on price-to-value ratio (P/V). "Cheap" is not enough - sustainable competitive advantages that lead to value growth are equally critical. Corporate management's capability, incentives, and business decisions greatly impact our outcome. Concentrating in 18-22 most qualified opportunities adequately diversifies, reduces risk, and improves return. Bottom-up, benchmark-agnostic portfolio construction enables superior returns by owning only the highest quality, most discounted businesses. Investment Beliefs Fundamental disciplines have anchored our investing and given Southeastern a significant advantage for over three decades.
6 Security Selection Criteria Good Business Understandable Financially sound Competitively entrenched Generates free cash flow which will grow Good People Honorable and trustworthy Skilled operators Capable capital allocators Shareholder-oriented Properly incented Good Price P/V=60% or less where intrinsic value is determined by: Present value of free cash flow Net asset value Comparable business sales Good Business Good People Good Price Every company must qualify both qualitatively and quantitatively.
Sell Criteria 7 Southeastern's long-term investment horizon results in multi-year holding periods and low turnover. We sell an investment when: 1) Price approaches current appraisal 2) Risk/Return profile can be improved substantially Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality 3) Business' earnings power is permanently impaired Reduce risk of "value trap" where intrinsic value is flat or declining 4) Management proves incapable of building value and replacing leadership is not feasible Low chance of success in becoming active and using our size to effect change
Buying with a Large Margin of Safety P/V at Purchase 5 Year CAGR 50% 29% 60% 24% 70% 20% 80% 17% 90% 14% 100% 12% Discount Scenarios 8 Our margin of safety discipline should protect capital from significant loss and generate substantial long-term returns. Assumptions: Buy a business at 50% of appraisal, enterprise value growth of 12% per annum, price reaches appraisal in year 5. These charts do not reflect the performance of any particular security.

Investment Process

For over 36 years Southeastern successfully has applied an in-depth research discipline and rigorous decision process.

Analysts Search for Investments (average 300-400/year)

- Look everywhere regardless of sector or geography from universe of 3000+ stocks
- Review multiple sources including various screens
- Identify companies that are misunderstood, underfollowed, temporarily challenged, or intensely disliked
- Regularly update master wish list of 600 companies
- Result = Name either qualifies for team consideration or analyst continues to monitor

Team Scrutinizes Thesis, Data, Assumptions (average 100/year)

- Review comprehensive analyst report - includes business segment analysis
- Appoint "Devil's Advocate" (DA)
- Challenge investment thesis and discuss concerns incorporating cumulative experience of full team
- Gain insight from our extensive network of industry competitors, clients, and others
- Visit company management
- Result = Final appraisal and fully vetted case - due diligence depth akin to private equity

Team Approves New Holding (average 10-12/year)

- Require team approval based on merits of case
- Target 5% position in applicable mandate(s)
- Determine cash source if necessary
- Result = Purchase instructions for trading

Analyst Monitors Investment

- Update appraisal and thesis based on events and quarterly results
- Review case with team
- Re-engage DA and/or re-assign coverage if significant price or appraisal decline
- Result = Regular reports to team; post-mortem report following sale

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
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Risk Management Processes 10 1) Security selection process is our primary risk management tool. Use qualitative and quantitative criteria to minimize market risk (with margin of safety) and business ownership risks including financial, competitive, regulatory, and legal 2) Portfolio construction and optimization process adheres to risk constraints. Construction Populate with highest quality names below 60% P/V Target positions 18-22 names of 5% with occasional overweights Cash limit Hold cash if securities do not meet stringent criteria Industry limit 15-20% (3 direct competitors) Company ownership limit 15% in most cases Optimization Trim positions at higher P/V and weighting; consider adding at P/V below 60% 3) Portfolio monitoring process reviews two areas. Implementation of research decisions and adherence to risk constraints Daily review of portfolio tolerance limits using proprietary, customized systems Weekly review of portfolios with cash flows Monthly review of holdings and weightings Quarterly mandate dispersion review Adherence to client guidelines Automated review of trade orders against hard coded restrictions Monthly and quarterly review We define risk as the possibility of permanent capital loss, not as benchmark deviation, tracking error, or price volatility.
Competitive Advantages Given our distinct, sustainable edge, we are confident Southeastern will continue to deliver superior long-term results. Proven Investment Discipline Over 36 years of successful results across three distinct equity universes using the same in-depth, rigorous, research discipline to assess business value, quality, and management competence Long-Term Investment Horizon Long-term stability to look beyond short-term market pressures and invest based on intrinsic business values because of being employee-owned with like-minded clients Corporate Management Insight and Access Superior insight and access provided by our extensive contacts, partnership record, and global presence Cohesive Investment Team Consistent leadership and philosophy for over three decades guiding a single, global, multigenerational team Aligned Partnership Approach Alignment of interests through our ownership requirement, our firm's independence, and our selection of stocks with vested management 11
Longleaf Partners Fund Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million 12 Top 10 Holdings at 12/31/11 Top 10 Holdings at 12/31/11 Dell 8.9% Chesapeake 7.7 Loews 6.6 Aon Corporation 6.1 DIRECTV 5.7 Travelers Companies 5.6 Philips 5.3 Vulcan Materials 5.3 The Walt Disney Company 5.3 FedEx 5.0 Portfolio Details at 12/31/11 Portfolio Details at 12/31/11 Inception 4/8/87 Net Assets $8.0 billion Total Holdings 21 YTD Expense Ratio 0.91% Turnover (five year average) 26.7% Weighted Average Market Cap $24.0 billion Symbol LLPFX Net Asset Value $26.65

Longleaf Partners Fund Performance

Periods ending 12/31/11, net of fees

Cumulative Return

	1 year	5 year	10 year	15 year	20 year	Inception 4/8/87
LLPF	**-2.9%**	**-13.5%**	**44.3%**	**187.7%**	**612.0%**	**1102.5%**
S&P 500	2.1	-1.2	33.4	121.7	350.1	657.8
Inflation +10%	13.0	78.3	224.1	475.8	953.3	1896.8

Annualized Return

	1 year	5 year	10 year	15 year	20 year	Inception 4/8/87
LLPF	**-2.9%**	**-2.9%**	**3.7%**	**7.3%**	**10.3%**	**10.6%**
S&P 500	2.1	-0.2	2.9	5.5	7.8	8.5
Inflation +10%	13.0	12.3	12.5	12.4	12.5	12.9

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.***

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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Longleaf Partners Fund Performance

Yearly Performance, Net of Fees at 12/31/11

Year	Net	S&P 500
1987*	-13.0%	-13.3%
1988	35.2%	16.6%
1989	23.3%	31.7%
1990	-16.4%	-3.1%
1991	39.2%	30.5%
1992	20.5%	7.6%
1993	22.2%	10.1%
1994	9.0%	1.3%
1995	27.5%	37.6%
1996	21.0%	23.0%
1997	28.3%	33.4%
1998	14.3%	28.6%
1999	2.2%	21.0%
2000	20.6%	-9.1%
2001	10.3%	-11.9%
2002	-8.3%	-22.1%

Year	Net	S&P 500
2003	34.8%	28.7%
2004	7.1%	10.9%
2005	3.6%	4.9%
2006	21.6%	15.8%
2007	-0.4%	5.5%
2008	-50.6%	-37.0%
2009	53.6%	26.5%
2010	17.9%	15.1%
2011	-2.9%	2.1%

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2011 are as follows: Partners Fund, -2.9%, --2.9%, 3.7%; S&P 500, 2.1%, -0.2%,2.9%. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.***

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners Small-Cap Fund Closed to new investors Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million 16 Top 10 Holdings at 12/31/11 Top 10 Holdings at 12/31/11 Texas Industries 7.6% tw telecom 7.1 Lamar Advertising 6.4 Service Corp 6.1 Madison Square Garden 5.5 Fairfax Financial Holdings 5.0 The Wendy's Company 4.9 Martin Marietta Materials 4.9 Markel Corp 4.8 Scripps Networks 4.7 Portfolio Details at 12/31/11 Portfolio Details at 12/31/11 Inception 2/21/89 Net Assets $3.0 billion Total Holdings 21 YTD Expense Ratio 0.92% Turnover (five year average) 23.6% Weighted Average Market Cap $3.0 billion Symbol LLPFX Net Asset Value $25.23

Longleaf Partners Small-Cap Fund Performance

Closed to new investors

Periods ending 12/31/11, net of fees

Cumulative Return

	1 year	5 year	10 year	15 year	Inception 2/21/89
LLSC	**1.8%**	**7.2%**	**130.9%**	**315.5%**	**817.4%**
Russell 2000	-4.2	0.8	72.8	148.3	558.5
Inflation +10%	13.0	78.3	224.1	475.8	1464.4

Annualized Return

	1 year	5 year	10 year	15 year	Inception 2/21/89
LLSC	**1.8%**	**1.4%**	**8.7%**	**10.0%**	**10.2%**
Russell 2000	-4.2	0.2	5.6	6.3	8.6
Inflation +10%	13.0	12.3	12.5	12.4	12.8

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.***

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners Small-Cap Fund Performance

Closed to new investors

Yearly Performance, Net of Fees at 12/31/11

Year	Net	Russell 2000
1989*#	25.5%	10.6%
1990*	-30.1%	-19.5%
1991*	23.3%	46.0%
1992	6.9%	18.4%
1993	19.8%	18.9%
1994	3.7%	-1.8%
1995	18.6%	28.5%
1996	30.6%	16.5%
1997	29.0%	22.4%
1998	12.7%	-2.6%
1999	4.1%	21.3%
2000	12.8%	-3.0%
2001	5.5%	2.5%
2002	-3.7%	-20.5%
2003	43.9%	47.3%
2004	**14.8%**	**18.3%**

Year	Net	Russell 2000
2005	10.8%	4.6%
2006	22.3%	18.4%
2007	2.8%	-1.6%
2008	-43.9%	-33.8%
2009	49.3%	27.2%
2010	22.3%	26.9%
2011	1.8%	-4.2%

#Partial year, initial public offering 2/21/89

** From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2011 are as follows: Small-Cap Fund, 1.8%, 1.4%, and 8.7%; Russell 2000, -4.2%, 0.2%, 5.6%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus .cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.***

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners International Fund Country and industry weightings and market cap size are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern's asset base and the concentrated approach. Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits, or appraised value derived from non-U.S. locations. Cash is a by-product of a lack of investment opportunities that meet Southeastern's criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods. We do not hedge currency exposure, allowing clients to make their own decisions regarding hedging. International Accounts as of 9/30/10 9 accounts $2.7 billion in assets ($2.1 billion is Longleaf Partners International Fund) $50 million minimum account size Fees 120 bps on first $50 million 100 bps on all assets over $50 million 20 Top 10 Holdings at 12/31/11 Top 10 Holdings at 12/31/11 Fairfax Financial Holdings 8.4% ACS Actividades 7.0 Ferrovial 6.4 Philips 6.3 Carrefour 6.0 Cheung Kong 5.6 Lafarge 5.6 Ingersoll-Rand 5.2 Cemex 4.9 Willis Group 4.8 Portfolio Details at 12/31/11 Portfolio Details at 12/31/11 Inception 10/26/98 Net Assets $1.6 billion Total Holdings 23 YTD Expense Ratio 1.37% Turnover (five year average) 35.2% Weighted Average Market Cap $13.9 billion Symbol LLINX Net Asset Value $11.90

Longleaf Partners International Fund Performance

Periods ending 12/31/11, net of fees

Cumulative Return

	1 year	5 year	10 year	Inception 10/26/98
LLIN	**-20.3%**	**-22.3%**	**33.8%**	**152.3%**
MSCI EAFE	-12.1	-21.5	57.8	47.6
Inflation +10%	13.0	78.3	224.1	373.3

Annualized Return

	1 year	5 year	10 year	Inception 10/26/98
LLIN	**-20.3%**	**-4.9%**	**3.0%**	**7.3%**
MSCI EAFE	-12.1	-4.7	4.7	3.0
Inflation +10%	13.0	12.3	12.5	12.5

In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Funds returns do not reflect that deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.***

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Longleaf Partners International Fund Performance

Yearly Performance, Net of Fees at 12/31/11

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
2009	23.2%	31.8%
2010	13.7%	7.8%
2011	-20.3%	-12.1%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2011 are as follows: International Fund, -20.3%, -4.9, 3.0%; EAFE, -12.1%, -4.7%, 4.7%. In1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.***

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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Research O. Mason Hawkins, CFA 1974-75 Director of Research, First Tennessee Investment Management, Memphis Chairman ^ Chief Executive Officer 1972-73 Director of Research, Atlantic National Bank, Jacksonville Southeastern since 1975 1971 M.B.A. (Finance) University of Georgia 1970 B.A. (Finance) University of Florida G. Staley Cates, CFA 1986 Research Associate, Morgan, Keegan & Company, Memphis President ^ Chief Investment Officer 1986 B.B.A. (Finance) University of Texas Southeastern since 1986 James E. Thompson, Jr., CFA 2009-2010 Senior Vice President and Team Leader, Cundill, Vancouver Senior Analyst ^ Principal 2007-2009 Bryant Asset Management and Research Consultant to Southeastern Asset 1996-2007 and since 2010 Management, Palo Alto, CA 1996-2007 Vice President, Southeastern Asset Management, Memphis & London 1994-1995 Vice President, Salem Investment Counselors, Winston-Salem 1991-1993 Director of Research, Wilmington Capital Management, Wilmington 1987-1990 Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem 1986 M.B.A. University of Virginia 1982 B.S. (Business Administration) University of North Carolina 24 Biographies

Biographies

Research (continued)

Ken Ichikawa Siazon	1997-2006	Lehman Brothers, Singapore, Tokyo, Hong Kong
Senior Analyst ▪ Principal	1994-1997	JP Morgan, Hong Kong, New York
Southeastern since 2006	1990-1992	Ford Motor Company, Tokyo
Based in Singapore	1989-1990	Fuji Bank, Tokyo
	1994	M.B.A. Harvard Business School
	1989	B.S. (Systems Engineering) University of Virginia
T. Scott Cobb	2004-2006	Smith, Salley & Associates, Greensboro
Senior Analyst ▪ Principal	2000-2004	Private Investor, Chapel Hill
Southeastern since 2006	1995-2000	CST Investments, LLC, Memphis
Based in London	1999	M.A. (Theological Studies) Covenant Theological Seminary
	1997	B.A. (History) University of Memphis
Lowry H. Howell, CFA	2000-2005	Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg
Senior Analyst ▪ Principal	1995-2000	Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis
Southeastern since 2006	1996	M.S. (Accounting) Rhodes College
	1995	B.A. (Finance) Rhodes College
Jason E. Dunn, CFA	1999	B.A. (Business & Economics) Rhodes College
Senior Analyst ▪ Principal		
Southeastern since 1997		

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
25

Biographies

Research (continued)

Josh Shores, CFA	2004-2007	Smith, Salley & Associates, Greensboro
Senior Analyst • Principal	2002-2004	Franklin Street Partners, Chapel Hill
Southeastern since 2007	2002	B.A. (Philosophy and Religious Studies) University of North Carolina
Based in London		
Ross Glotzbach, CFA	2003-2004	Corporate Finance Analyst, Stephens Inc., Little Rock
Senior Analyst • Principal	2003	B.A. (Economics) Princeton University
Southeastern since 2004		
Manish Sharma	2009	Equity Research Intern, State Bank of India, Mumbai
Analyst	2008	Equity Research Intern, Weitz Funds, Omaha
Southeastern since 2010	2008	Equity Research Intern, MFS Investment Management, London
Based in Singapore	2006-2007	Senior Manager, American Express, New York
	2003-2006	Senior Analyst, Capital One Finance, Boise
	2009	M.B.A. University of Chicago
	2003	M.S. (Mechanical Engineering) Michigan State University
	2000	B. Tech. (Mechanical Engineering) Indian Institute of Technology
Brandon Arrindell	2008-2009	Investment Banking Analyst, Morgan Stanley, New York
Analyst	2008	B.A. (Economics) Harvard College
Southeastern since 2010		

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
26

Biographies

Portfolio Risk Management

Jim Barton, Jr., CFA	1991-1998	Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis
Client Portfolio Manager • Principal	1990-1991	Professional Basketball Player, BG-07 Ludwigburg, Germany
Southeastern since 1998	1989	B.A. (History) Dartmouth College

Client Portfolio Management

Fraser E. Marcus	2007-2009	Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London
Head of Global Business Development	2004-2007	Managing Partner, Dartmouth Capital Partners LLP, London
Southeastern since 2010	1999-2004	Managing Director, Co-Head Investment Banking, ING Barings, London
Based in Memphis/London	1993-1999	Managing Partner, The Chief Executive Partnerships, London
	1979-1993	Managing Director, Investment Banking, Salomon Brothers, London & New York
	1976-1979	Vice President, Manufacturers Hanover Limited, London & New York.
	1976	B.A. (English and Mathematics) Dartmouth College

Lee B. Harper	1989-1993	Consultant, IBM, Memphis
Head of Client Portfolio Management ▪ Principal	1985-1987	Business Analyst, McKinsey & Company, Atlanta
Southeastern since 1993	1989	M.B.A. Harvard Business School
	1985	B.A. (History, Communications) University of Virginia

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
27

Biographies

Client Portfolio Management (continued)

Peter T. Montgomery	2006-2010	Senior Relationship Manager, Private Capital Management, Naples
Mutual Fund Institutional Client Manager	1997-2005	Relationship Manager, Trusco Capital Management, Atlanta
Southeastern since 2010	2002	M.B.A. (Finance) Georgia State University
	1994	B.S./B.A. (Economics) Western Carolina University
Gary M. Wilson, CFA	1998-2002	Associate, Citigroup, Tokyo
Client Portfolio Manager ▪ Principal	1993-1994	Analyst, Baystate Financial Services, Boston
Southeastern since 2002	1998	M.A. (International Economics) Johns Hopkins School of Advanced International Studies
	1992	B.A. (History) Colgate University
Gwin Myerberg	2006-2008	Investor Relations, Thales Fund Management, New York
Client Portfolio Manager	2004-2006	Investor Relations, Twinfields Capital Management, Greenwich, CT
Southeastern since 2008	2003-2004	Consultant, Deloitte and Touche, New York
Based in London	2003	B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia
John R. Owen, Jr.	2006-2010	Account Manager, DeMarche Associates, Inc., Kansas City, MO
Client Portfolio Management Associate	2004-2006	Manager, Georgia-Carolina Manufacturing Co., Augusta, GA
Southeastern since 2010	2001-2004	Analyst, Willamette Management Associates, Atlanta, GA
	2001	B.S. (Management) Georgia Institute of Technology

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

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Biographies

Trading

Deborah L. Craddock, CFA	1986-87	Sales Assistant, Robinson-Humphrey Co., Inc., Memphis
Head of Trading • Principal	1980	B.A. (Economics) Rhodes College
Southeastern since 1987		
Jeffrey D. Engelberg, CFA	2005-2007	Senior Trader, Fir Tree Partners, New York
Senior Trader • Principal	2001-2005	Convertible Bond Trader, KBC Financial Products, New York
Southeastern since 2007	1999-2000	Listed Equity Trader, Morgan Stanley, New York
	1999	M.B.A. Wharton School, University of Pennsylvania
	1998	B.S. (Economics) Wharton School, University of Pennsylvania
Michael A. Johnson	2007-2011	Senior Trader, Artio Global Investors
Senior Trader		(formerly Julius Baer Investment Management)
Southeastern since 2011	1999-2006	Vice President - Trading, Lazard Asset Management
	2005	M.B.A. Stern School of Business, New York University
	1998	B.A. (Economics & International Relations) Connecticut College
W. Douglas Schrank	2004-2009	Senior Trader, Para Advisors, New York
Senior Trader	2000-2004	Sell-side & Buy-side Trader, Goldman Sachs, New York
Southeastern since 2009	2000	B.A. (Political Science) Colgate University
Ken Anthony	2003-2005	Audit Associate, KPMG, Memphis
Trading Associate	2003	M.S. (Accounting) University of Mississippi
Southeastern since 2005	2002	B.S. (Accounting) University of Mississippi

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
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Representative Separate Account Client List

Private Pensions (80)

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
Hewlett Packard
General Mills
Kellogg Company
Lloyds TSB
LonzaAmerica
Massey Ferguson
Merchant Navy Officers
Metal Box
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifan
Rollins
Yorkshire & Clydesdale

Advisory & Subadvisory (16)

Citadel
Litman Gregory Masters' Select Equity Fund
Litman Gregory Masters' Select Value Fund
Longleaf Partners Funds (4)
Vantagepoint Equity Income Fund
Vantagepoint Aggressive Opportunities Fund

Foundations / Endowments (53)

Allegheny College
American Legacy Foundation
American Psychological Association
Andrew Mellon Foundation
Carnegie Institution of Washington
Church Pension Fund
Claremont McKenna
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
The Kellogg Company Trust
Loyola University
Massey Ferguson
Merchant Navy Officers
Muriel Kauffman Foundation
Temple University
University of CO
University of NE
University of Pittsburgh
University of Rochester
Wellesley College
Westtown School
Yawkey Foundation

Healthcare Institutions (10)

Dana-Farber Cancer Institute

Public Pensions & Taft Hartley (11)

Sovereign Wealth Funds (2)

Other (29)

At 12/31/11 Southeastern managed 201 accounts across 151 relationships. Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/11. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
30

US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 (901) 761-2474 Contact John Owen ^ jowen@SEasset.com 31 Contact Information UK Address Southeastern Asset Management Intl (UK) Limited 3rd Floor, 7 Savile Row London W1S 3PE +44 (0) 20 7479 4200 Contact Gwin Myerberg ^ gmyerberg@SEasset.com Web Address southeasternasset.com